FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                  Chief Financial Officer
                  Teva Pharmaceutical Industries Ltd
                  (011) 972-2-589-2840

                  Bill Fletcher
                  President and CEO
                  Teva North America.
                  (215) 591-8800

                  Dorit Meltzer
                  Director, Investor Relations
                  Teva Pharmaceutical Industries Ltd.
                  (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA AND LUNDBECK ANNOUNCE EUROPEAN SUBMISSION OF RASAGILINE AS A TREATMENT FOR PARKINSON'S DISEASE

Jerusalem, Israel, October 10, 2003 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) and H. Lundbeck A/S (CSE: LUN.CO) announced today that the rasagiline regulatory file has been submitted to the European Agency for Evaluation of Medicinal Products (EMEA) for the treatment of Parkinson's disease (PD). This submission is based on data from three Phase III clinical trials which included over 1500 PD patients, and follows the recent U.S. and Canadian submissions.

Rasagiline is a novel, potent, second-generation irreversible monoamine oxidase type B (MAO-B) inhibitor. It differs from earlier propargylamine MAO-B inhibitors in its chemical structure, its greater potency and lack of amphetamine metabolites.

Upon receiving approval, rasagiline will be co-marketed in Europe by Teva and H. Lundbeck A/S as part of a long term strategic alliance between the two companies.

Rasagiline is a joint development of Teva, Lundbeck and the Technion – Israel institute of Technology.

Teva Pharmaceutical Industries Ltd, headquartered in Israel, is among the top 30 pharmaceutical companies in the world. The company develops, manufactures, and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: ___/s/ Dan Suesskind_____
      Name: Dan Suesskind
      Title: Chief Financial Officer

Date: October 14, 2003